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NELLCOR-R-                                            NEWS RELEASE

                                                      Contact:  Susan Freschi
                                                                510/463-4000


             NELLCOR, PURITAN-BENNETT STOCKHOLDERS APPROVE MERGER


PLEASANTON, CA AND OVERLAND PARK, KS - August 24, 1995 - Nellcor Incorporated (Nasdaq:NELL) and Puritan-Bennett Corporation (Nasdaq:PBEN) announced that the stockholders of both companies at special meetings today have approved the merger of Puritan-Bennett Corporation into a wholly-owned subsidiary of Nellcor Incorporated. The transaction is expected to close tomorrow, August 25.

Nellcor Puritan Bennett Incorporated will continue to trade on the Nasdaq National Market System under the symbol NELL. The company, headquartered in Pleasanton, has combined revenue of over $600 million and 4,000 employees worldwide.

"The formation of Nellcor Puritan Bennett combines market leaders in patient safety monitoring and respiratory therapy to create the world's preeminent respiratory products company," said C. Raymond Larkin, Jr., president and chief executive officer, and Burton A. Dole, Jr., chairman. "Our company combines the market and technology leadership with the significant financial resources required to compete in today's changing health care environment. We look forward to the opportunity to create significant value for our customers and stockholders."

Since the merger was originally announced May 22, 1995, the companies have been working together through 20 integration teams to develop the organizational structure of the new company and plan the steps necessary to combine operations of the two





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NELLCOR, PURITAN-BENNETT STOCKHOLDERS APPROVE MERGER
PAGE TWO


companies. Implementation of these plans will begin upon closing of the transaction and will continue over the next several months.

"We expect the merger to create significant opportunities for growth in revenue and earnings as a result of broader market access and product offerings, new product development and cost savings from consolidation," Mr. Larkin stated. "Excluding integration and transaction charges which will be taken in the first quarter and are currently estimated to be between $50 - $70 million, we expect earnings accretion in the first year. Charges relating to goodwill arising from the companies' prior acquisitions may also be taken in the first quarter as a result of the merger."

Under the terms of the merger agreement, 0.88 shares of Nellcor common stock will be issued for each share of Puritan-Bennett stock outstanding at the time of close. The merger is intended to qualify as a tax-free reorganization and a pooling-of-interests for accounting and financial reporting purposes. On the date of close, Nellcor Puritan Bennett Incorporated will have a total market valuation of approximately $1.5 billion.

Nellcor Puritan Bennett Incorporated is the worldwide leader in monitoring, diagnosing and treating the respiratory-impaired patient across the worldwide continuum of care.





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NELLCOR
PURITAN
BENNETT                                               NEWS RELEASE

                                                      Contact:  Susan Freschi
                                                                510/463-4000


                   NELLCOR PURITAN BENNETT COMPLETES MERGER


PLEASANTON, CA - August 28, 1995 - Nellcor Puritan Bennett Incorporated (Nasdaq:NELL) today announced that the merger of Puritan-Bennett Corporation into a wholly-owned subsidiary of Nellcor Incorporated was completed as scheduled on Friday, August 25, 1995.

Nellcor Puritan Bennett Incorporated is the worldwide leader in monitoring, diagnosing and treating the respiratory-impaired patient across the worldwide continuum of care.